SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X              Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.





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                                  ATTUNITY LTD



6-K Items


     1.   Press Release re Attunity Liberates the Mainframe dated June 24, 2003.



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                                                                          Item 1


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Press Release                                              Source: Attunity Ltd.

Attunity Liberates the Mainframe

Tuesday June 24, 5:00 pm ET

Comprehensive Mainframe Integration Now Available with Oracle9i Application
Server

WAKEFIELD, Mass.--(BUSINESS WIRE)--June 24, 2003--Attunity Ltd. (NASDAQ: ATTU -
News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced a comprehensive set of mainframe integration adapters for Oracle9i Application Server.

Under an OEM licensing agreement with Attunity, Oracle offers industry-leading integration adapters to a broad range of mainframe data and transaction systems including CICS, IMS, DB2, VSAM and Tuxedo. With support for Java 2 Enterprise Edition (J2EE) standard interfaces such as JDBC and JCA , these adapters provide real-time, read-write access to support the full range of capabilities of Oracle9i Application Server, including enterprise portals, business intelligence, rapid application development, application and business integration, and Web services.

"We are very pleased to expand this relationship to provide Attunity's best-of-breed mainframe adapters with the Oracle9i Application Server," said Thomas Kurian, senior vice president for Oracle9i Application Server at Oracle Corporation. "Customers can now use Oracle9i Application Server and the high-performance connectivity provided by Attunity Connect to access and Web-enable their mainframe applications using Oracle9i Application Server."

"Mainframe integration requires a modern adapter architecture that can meet the demanding throughput and reliability of mission-critical processing," said Dan Potter, vice president of marketing at Attunity. "Customers such as Xchanging Ins-Sure Services, the processing bureau of Lloyds of London and the International Underwriting Association, today handle 8,000,000 electronic transactions a year and 250,000 claims with a throughput of over GBP40 billion. Through a new Web-based Claims Convergence Program based on Oracle9i Application Server and Attunity Connect, Xchanging Ins-Sure Services has achieved significant cost savings and flexibility by harnessing business transactions from multiple mainframe systems."

About Oracle9i Application Server

Oracle solves the IT challenge of integrating fragmented middleware products to run an e-business by providing one product that can replace more than 12 separate point products from other vendors. Oracle9i Application Server features full J2EE 1.3 support, built-in enterprise portal software, high-speed caching, business intelligence, rapid application development, application and business integration, Web services and more, all in one package. Oracle's extensive investment in application server research and development has enabled the company to deliver a lightweight J2EE engine and extended caching capabilities that allow companies to save on infrastructure costs by scaling with software instead of hardware.

About Attunity Ltd.

Attunity(TM) is a leading provider of connectivity solutions for enterprise data and legacy applications. Founded in 1987 and traded on the Nasdaq exchange, Attunity's worldwide operations support over 1,000 direct end users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.



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The Attunity Connect product family provides standards-based access to over 30 data sources on 20 different computing platforms. Attunity Connect engines reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution.

Attunity's products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

Copyright (C) 2003 Attunity Ltd. All rights reserved.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. Oracle is a registered trademark of Oracle Corporation and/or its affiliates. All other marks are the property of their respective owners.

o (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

---------------
Contact:
     Attunity
     Dan Potter, 781/213-5204
     dpotter@attunity.com



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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             ATTUNITY LTD
                                             ------------
                                             (Registrant)



                                             By: /s/Arie Gonen
                                                 -------------
                                                 Chairman




Date:  June 25, 2003